May 23, 2007

United States Securities and Exchange Commission
Mail Stop 4561
100 F, N.E.
Washington, D.C. 20549

Re: Collexis Holdings, Inc.
Registration Statement on Form 8-A
Filed May 22, 2007
File No. 001-33495
Withdrawal of Registration

Ladies and Gentlemen:

Collexis Holdings, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form 8-A12B (File No. 001-33495), filed on May 22, 2007 together with all exhibits thereto (collectively, the “Registration Statement”). The incorrect form type was inadvertently used.

The Company expects to file a new registration statement in the near future on Form 8-A12G. Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Andrew Levinson 230 Park Avenue, Suite 430, New York, NY 10169 at (212) 297-0130. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Mr. Levinson at the address set forth above.

Sincerely,

Collexis Holdings, Inc.

By: /s/ William Kirkland
       William Kirkland, CEO